Press release

WiLAN Provides Litigation Update

OTTAWA, Canada – January 7, 2019 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. ("Quarterhill") company (TSX: QTRH) (NASDAQ: QTRH), today provided an update on ongoing litigation. All dollar figures are in U.S. dollars.

In a trial verdict rendered on August 1, 2018 in the United States District Court for the Southern District of California a jury awarded WiLAN $145.1 million in damages against Apple Inc. for infringement of WiLAN’s U.S. Patent Nos. 8,457,145 and 8,537,757. In a January 4, 2019 ruling, Judge Dana Sabraw upheld the jury verdict that Apple infringed the two WiLAN patents. The court did not lower the damages award but did grant WiLAN the option to accept either reduced damages in the amount of $10.0 million or a new trial limited to determining the amount of damages only. This ruling confirms infringement and the only issue between the parties remains damages.

The judge also mandated more non-binding settlement discussions between the parties.  WiLAN will remain open to a fair and reasonable settlement with Apple while remaining confident of the merits of its damages claims and will continue to assess its various options in the next stages of the litigation process.

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com